Condensed Consolidated Interim Financial Statements

Prepared by Management

Second Quarter Report
Three Months and Six Months Ended June 30, 2015 and 2014

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		June 30,	December 31,
	Notes	2015	2014
ASSETS

Current assets
Cash and cash equivalents		$31,780	$31,045
Investments	4	1,446	786
Accounts receivable	5	16,561	19,715
Inventories	6	19,173	21,604
Prepaid expenses		2,348	2,656
Total current assets		71,308	75,806

Non-current deposits		938	1,048
Deferred income tax asset		7,169	6,253
Mineral properties, plant and equipment	8	182,111	182,730
Total assets		$261,526	$265,837

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$16,019	$17,408
Finance lease obligation		699	-
Income taxes payable		2,876	8,181
Revolving credit facility	9	25,000	29,000
Total current liabilities		44,594	54,589

Provision for reclamation and rehabilitation		6,549	6,496
Deferred income tax liability		15,473	12,479
Total liabilities		66,616	73,564

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 101,976,901 shares (Dec 31, 2014 - 101,976,901 shares)	Page 4	367,853	367,853
Contributed surplus	Page 4	8,335	8,430
Accumulated comprehensive income (loss)	Page 4	(4,098)	(4,758)
Retained earnings (deficit)		(177,180)	(179,252)
Total shareholders' equity		194,910	192,273
Total liabilities and shareholders' equity		$261,526	$265,837

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2015	2014	2015	2014

Revenue		$47,719	$54,774	$98,828	$107,774

Cost of sales:
Direct production costs		31,091	34,849	62,360	62,069
Royalties		243	278	491	612
Share-based compensation	10(a)	167	219	240	287
Depreciation and depletion		9,382	14,709	19,836	28,782
Write down of inventory to net realizable value	6	-	365	-	365
		40,883	50,420	82,927	92,115

Mine operating earnings		6,836	4,354	15,901	15,659

Expenses:
Exploration	11	2,479	2,806	3,553	4,974
General and administrative	12	2,574	3,517	4,403	5,955
		5,053	6,323	7,956	10,929

Operating earnings (loss)		1,783	(1,969)	7,945	4,730

Mark-to-market loss/(gain) on derivative liabilities		-	-	-	1,434
Mark-to-market loss/(gain) on contingent liability		-	(14)	-	27
Finance costs		354	256	667	702

Other income (expense):
Foreign exchange		(704)	445	(1,371)	188
Investment and other income		330	83	684	267
		(374)	528	(687)	455

Earnings (loss) before income taxes		1,055	(1,683)	6,591	3,022

Income tax expense (recovery):
Current income tax expense		954	3,250	4,130	6,192
Deferred income tax expense (recovery)		1,075	(4,644)	2,078	(6,918)
		2,029	(1,394)	6,208	(726)

Net earnings (loss) for the period		(974)	(289)	383	3,748

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	4	256	68	660	76

Comprehensive income (loss) for the period		$(718)	$(221)	$1,043	$3,824

Basic earnings (loss) per share based on net earnings		$(0.01)	$(0.00)	$0.00	$0.04
Diluted earnings (loss) per share based on net earnings	10 (b)	$(0.01)	$(0.00)	$0.00	$0.04

Basic weighted average number of shares outstanding		101,976,901	101,336,743	101,976,901	100,985,709
Diluted weighted average number of shares outstanding	10 (b)	101,976,901	101,336,743	101,976,901	101,920,835

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated		Total
		Number of	Share	Contributed	comprehensive		Shareholders'
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
Balance at December 31, 2013		99,784,409	$358,408	$14,836	$(4,081)	$(113,015)	$256,148

Exercise of options	10 (a)	515,700	1,872	(725)			1,147
Exercise of warrants		1,155,905	5,126	(248)			4,878
Share based compensation	10 (a)			1,932			1,932
Unrealized gain (loss) on available for sale assets	4				76		76
Earnings (loss) for the period						3,748	3,748
Balance at June 30, 2014		101,456,014	365,406	15,795	(4,005)	(109,267)	267,929

Exercise of options	10 (a)	435,300	2,082	(737)			1,345
Issued on acquisition of mineral properties, net		85,587	365				365
Share based compensation	10 (a)			1,668			1,668
Unrealized gain (loss) on available for sale assets	4				(753)		(753)
Expiry and forfeiture of options				(8,296)		8,296	-
Earnings (loss) for the period						(78,281)	(78,281)
Balance at December 31, 2014		101,976,901	367,853	8,430	(4,758)	(179,252)	192,273

Share based compensation	10 (a)			1,594			1,594
Unrealized gain (loss) on available for sale assets	4				660		660
Expiry and forfeiture of options				(1,689)		1,689	-
Earnings (loss) for the period						383	383
Balance at June 30, 2015		101,976,901	$367,853	$8,335	$(4,098)	$(177,180)	$194,910

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Six Months Ended
		June 30,	June 30	June 30,	June 30
	Notes	2015	2014	2015	2014

Operating activities
Net earnings (loss) for the period		$(974)	$(289)	$383	$3,748
Items not affecting cash:
Share-based compensation	10 (a)	1,114	1,473	1,594	1,932
Depreciation and depletion		9,457	14,776	19,975	28,931
Deferred income tax expense (recovery)		1,075	(4,644)	2,078	(6,918)
Unrealized foreign exchange loss (gain)		8	(20)	148	(23)
Mark-to-market loss (gain) on derivative liability		-	-	-	1,434
Mark-to-market loss (gain) on contingent liability		-	(14)	-	27
Finance costs		306	266	612	702
Write down of inventory to net realizable value	6	-	365	-	365
Net changes in non-cash working capital	13	8,078	1,497	(1,441)	319
Cash from (used in) operating activities		19,064	13,410	23,349	30,517

Investing activites
Property, plant and equipment expenditures	8	(9,352)	(10,798)	(18,017)	(20,032)
Cash used in investing activities		(9,352)	(10,798)	(18,017)	(20,032)

Financing activities
Repayment of revolving credit facility		(4,000)	(3,000)	(4,000)	(4,000)
Interest paid		(224)	(262)	(449)	(573)
Exercise of options and warrants	10 (a)	-	373	-	3,100
Cash from (used in) financing activites		(4,224)	(2,889)	(4,449)	(1,473)

Increase (decrease) in cash and cash equivalents		5,488	(277)	883	9,012
Effect of exchange rate change on cash and cash equivalents		(8)	20	(148)	22
Cash and cash equivalents, beginning of period		26,300	44,295	31,045	35,004
Cash and cash equivalents, end of period		$31,780	$44,038	$31,780	$44,038

Supplementary cash flow information	13

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on August 4, 2015.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

These condensed consolidated interim financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C. V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C. V. and Metales Interamericanos S.A. de C.V.. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2014, except as disclosed below.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2014.

(a)	Accounting standards adopted during the period

IAS 17, Leases

Assets held by the Company under leases that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are recognized in the statement of financial position and measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset (e.g. property, plant and equipment).

Assets held under other leases are classified as operating leases and are not recognized in the statement of financial position. Payments made under operating leases are recognized in the profit or loss as incurred over the term of the lease.

(b)	Changes in IFRS not yet adopted

IFRS 9 Financial Instruments (“IFRS 9”)

In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (IFRS 15”)

On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)

On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

4.	INVESTMENTS

	June 30	December 31
	2015	2014

Investment in marketable securities, at cost	$5,544	$5,544
Unrealized gain (loss) on marketable securities	(3,085)	(4,029)
Unrealized foreign exchange gain (loss)	(1,013)	(729)
	$1,446	$786

Marketable securities are classified as Level 1 in the fair value hierarchy (see Note 16) and as available-for-sale financial assets. The fair values of available-for-sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

5.	ACCOUNTS RECEIVABLE

		June 30	December 31
	Note	2015	2014

Trade receivables (1)		$2,351	$7,394
IVA receivables		11,353	11,369
Income taxes recoverable		2,535	529
Due from related parties	7	154	180
Other receivables		168	243
		$16,561	$19,715

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see note 16).

6.	INVENTORIES

	June 30	December 31
	2015	2014

Warehouse inventory	$9,089	$9,147
Stockpile inventory (1)	5,209	4,113
Work in process inventory	615	1,380
Finished goods inventory (2)	4,260	6,964
	$19,173	$21,604

(1)	The Company has stockpiled 99,232 tonnes of mined ore as of June 30, 2015 (December 31, 2014 – 75,103 tonnes).
(2)

The Company held 264,053 silver ounces and 1,325 gold ounces as of June 30, 2015 (December 31, 2014 – 507,081 and 2,378, respectively). These ounces are carried at the lesser of cost and net realizable value. As at June 30, 2015, the quoted market value of the silver ounces was $4,146 (December 31, 2014 - $8,098) and the quoted market value of the gold ounces was $1,552 (December 31, 2014 - $2,852).

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $154 net receivable related to administration costs and other items outstanding as of June 30, 2015. (December 31, 2014 – $180).

The Company was charged $67 for legal services for the six months ended June 30, 2015 by a legal firm in which the Company’s Corporate Secretary is a partner (June 30, 2014 - $64). The Company has $3 payable to the legal firm as at June 30, 2015 (December 31, 2014 - $3).

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

			Machinery &
			equipment and		Transport
	Mineral		assets under		&office
	property	Plant	finance lease	Building	equipment	Total
Cost
Balance at December 31, 2013	368,075	86,903	52,009	8,698	7,131	522,816
Additions	31,469	4,086	4,125	1,273	781	41,734
Write offs	(631)	-	-	-	-	(631)
Disposals	-	-	-	-	(70)	(70)

Balance at December 31, 2014	398,913	90,989	56,134	9,971	7,842	563,849

Additions	14,660	1,657	1,895	252	469	18,933
Disposals	-	-	(88)	-	(20)	(108)
Balance at June 30, 2015	$413,573	$92,646	$57,941	$10,223	$8,291	$582,674

Accumulated amortization and impairment
Balance at December 31, 2013	193,065	31,495	13,878	1,717	4,128	244,283
Amortization	39,885	5,893	5,820	769	1,539	53,906
Impairment	83,000	-	-	-	-	83,000
Disposals	-	-	-	-	(70)	(70)

Balance at December 31, 2014	315,950	37,388	19,698	2,486	5,597	381,119

Amortization	12,101	3,261	3,036	401	680	19,479
Disposals	-	-	(15)	-	(20)	(35)

Balance at June 30, 2015	$328,051	$40,649	$22,719	$2,887	$6,257	$400,563

Net book value
At December 31, 2014	$82,963	$53,601	$36,436	$7,485	$2,245	$182,730
At June 30, 2015	$85,522	$51,997	$35,222	$7,336	$2,034	$182,111

As of June 30, 2015, the Company had $848 committed to capital equipment purchases.

9.	REVOLVING CREDIT FACILITY

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over three years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi SA de CV, Minas Bolanitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio and a tangible net worth calculation. On July 24, 2013, as part of the facility agreement, the capacity of the Facility was reduced to $50 million. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016, with a requirement to reduce the credit limit from $50 million to $25 million by July 24, 2015. At June 30, 2015, the Company had drawn $25,000 on the Facility.

	Facility Financial
Facility Financial Covenants	Requirements	2015	2014
Leverage Ratio	< 3.00:1	0.65	0.64
Interest Service Coverage Ratio	> 4.00:1	36	40
Tangible Net Worth	> 168,155	199,008	197,031

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

During the period, the Facility was amended requiring the Tangible Net Worth of the Company (as defined in the Facility) to be greater than 85% of “Equity” (as defined by the Facility) on December 31, 2014, plus 50% of subsequent quarterly earnings. The Company is in compliance with all financial covenants under the Facility as at June 30, 2015.

10.	SHARE CAPITAL

(a)   Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2012 and 2015, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the period:

Expressed in Canadian dollars	Period Ended
	June 30, 2015
	Number	Weighted average
	of shares	exercise price

Outstanding, beginning of year	4,846,950	$4.38
Granted	2,427,500	$2.65
Exercised	-	-
Cancelled	(872,400)	$3.84
Outstanding, end of period	6,402,050	$3.80

Options exercisable at period end	3,706,050	$4.22

The following tables summarize information about stock options outstanding at June 30, 2015:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	June 30, 2015	(Number of Years)	Prices	June 30, 2015	Prices

$2.00 - $2.99	2,427,500	4.9	$2.65	485,500	$2.65
$3.00 - $3.99	80,000	0.1	$3.67	80,000	$3.67
$4.00 - $4.99	3,772,300	3.4	$4.40	3,018,300	$4.33
$8.00 - $8.99	122,250	1.4	$8.34	122,250	$8.34

During the period ended June 30, 2015, the Company recognized share based compensation expense of $1,594 (June 30, 2014 - $1,932) based on the fair value of the vested portion of options granted in the current and prior periods.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(b) Diluted Earnings per Share

	Three Months ended
	June 30	June 30
	2015	2014
Basic earnings (loss)	$(974)	$(289)
Basic weighted average number of shares outstanding	101,976,901	101,336,743
Effect of dilutive securities:
Stock options	-	-
Diluted weighted average number of share outstanding	101,976,901	101,336,743

Diluted earnings per share	$(0.01)	$(0.00)

	Six Months ended
	June 30	June 30
	2015	2014
Basic earnings	$383	$3,748
Basic weighted average number of shares outstanding	101,976,901	100,979,486
Effect of dilutive securities:
Stock options	-	941,349
Diluted weighted average number of share outstanding	101,976,901	101,920,835

Diluted earnings per share	$0.00	$0.04

11.	EXPLORATION

	Three month ended		Six months ended
	June 30	June 30	June 30	June 30
	2015	2014	2015	2014

Depreciation and depletion	$20	$32	$45	$67
Share-based compensation	109	107	146	132
Salaries, wages and benefits	296	624	630	1,111
Direct costs	2,054	2,043	2,732	3,664
	$2,479	$2,806	$3,553	$4,974

12.	GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2015	2014	2015	2014

Depreciation and depletion	$55	$44	$94	$82
Share-based compensation	838	1,147	1,208	1,513
Salaries, wages and benefits	1,050	1,287	1,821	2,335
Direct costs	631	1,039	1,280	2,025
	$2,574	$3,517	$4,403	$5,955

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Six Months Ended
	June 30	June 30
	2015	2014

Net changes in non-cash working capital
Accounts receivable	$3,154	$(3,488)
Inventories	1,791	(239)
Prepaid expenses	308	1,049
Accounts payable and accrued liabilities	(1,389)	3,441
Income taxes payable	(5,305)	(444)
	$(1,441)	$319

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	-	725
Fair value of exercised agent warrants allocated to share capital	-	248

Other cash disbursements:
Income taxes paid	7,974	7,844
Special mining duty paid	3,245	-

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

		June 30, 2015
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$10,493	$206	$13,543	$4,943	$2,595	$31,780
Investments	1,446	-	-	-	-	1,446
Accounts receivables	412	22	937	3,681	11,509	16,561
Inventories	-	-	7,751	6,289	5,133	19,173
Prepaid expenses	973	576	444	132	223	2,348
Non-current deposits	83	56	583	143	73	938
Deferred income tax asset	178	-	-	-	6,991	7,169
Mineral property, plant and equipment	358	4,251	29,270	39,302	108,930	182,111
Total assets	$13,943	$5,111	$52,528	$54,490	$135,454	$261,526

Accounts payable and accrued liabilities	$4,033	$743	$3,283	$2,310	$5,650	$16,019
Finance lease obligation	-	-	$374	-	325	699
Income taxes payable	334	-	1,520	1,022	-	2,876
Revolving credit facility	25,000	-	-	-	-	25,000
Provision for reclamation and rehabilitation	-	-	1,841	1,022	3,686	6,549
Deferred income tax liability	-	-	7,104	8,369	-	15,473
Total liabilities	$29,367	$743	$14,122	$12,723	$9,661	$66,616

		December 31, 2014
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$9,932	$195	$14,316	$6,100	$502	$31,045
Investments	786	-	-	-	-	786
Accounts receivables	378	391	1,914	4,004	13,028	19,715
Inventories	-	-	10,802	5,652	5,150	21,604
Prepaid expenses	1,505	622	378	68	83	2,656
Non-current deposits	193	56	582	143	74	1,048
Deferred income tax asset	178	-	-	-	6,075	6,253
Mineral property, plant and equipment	269	4,237	29,212	40,448	108,564	182,730
Total assets	$13,241	$5,501	$57,204	$56,415	$133,476	$265,837

Accounts payable and accrued liabilities	$4,610	$1,683	$2,959	$2,552	$5,604	$17,408
Income taxes payable	306	-	1,321	6,502	52	8,181
Revolving credit facility	29,000	-	-	-	-	29,000
Provision for reclamation and rehabilitation	-	-	1,831	1,016	3,649	6,496
Deferred income tax liability	-	-	5,798	6,681	-	12,479
Total liabilities	$33,916	$1,683	$11,909	$16,751	$9,305	$73,564

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three months ended June 30, 2015
Silver revenue	$-	$-	$18,396	$6,229	$6,644	$31,269
Gold revenue	-	-	3,140	6,300	7,010	16,450
Total revenue	$-	$-	$21,536	$12,529	$13,654	$47,719
Salaries, wages and benefits:
mining	$-	$-	$1,952	$1,449	$2,783	$6,184
processing	-	-	606	247	490	1,343
administrative	-	-	720	491	953	2,164
stock based compensation	-	-	55	56	56	167
change in inventory	-	-	578	115	(419)	274
Total salaries, wages and benefits	-	-	3,911	2,358	3,863	10,132
Direct costs:
mining	-	-	2,752	2,133	5,079	9,964
processing	-	-	2,646	2,644	3,047	8,337
administrative	-	-	670	388	915	1,973
change in inventory	-	-	1,219	306	(673)	852
Total direct production costs	-	-	7,287	5,471	8,368	21,126
Depreciation and depletion:
depreciation and depletion	-	-	1,996	2,234	4,836	9,066
change in inventory	-	-	520	139	(343)	316
Total depreciation and depletion	-	-	2,516	2,373	4,493	9,382
Royalties	-	-	124	60	59	243

Total cost of sales	$-	$-	$13,838	$10,262	$16,783	$40,883
Earnings (loss) before taxes	$(3,302)	$(2,479)	$7,698	$2,267	$(3,129)	$1,055
Current income tax expense (recovery)	(262)	-	1,573	(373)	16	954
Deferred income tax expense (recovery)	-	-	662	904	(491)	1,075
Total income tax expense (recovery)	(262)	-	2,235	531	(475)	2,029
Net earnings (loss)	$(3,040)	$(2,479)	$5,463	$1,736	$(2,654)	$(974)

	Three months ended June 30, 2014
Silver revenue	$-	$-	$19,077	$11,258	$5,323	$35,658
Gold revenue	-	-	2,283	11,631	5,202	19,116
Total revenue	$-	$-	$21,360	$22,889	$10,525	$54,774
Salaries, wages and benefits:
mining	$-	$-	$2,039	$1,544	$2,583	$6,166
processing	-	-	658	342	542	1,542
administrative	-	-	1,020	1,155	1,063	3,238
stock based compensation	-	-	72	73	74	219
change in inventory	-	-	180	(7)	28	201
Total salaries, wages and benefits	-	-	3,969	3,107	4,290	11,366
Direct costs:
mining	-	-	3,623	3,808	2,850	10,281
processing	-	-	3,366	4,573	2,065	10,004
administrative	-	-	720	728	864	2,312
change in inventory	-	-	784	142	179	1,105
Total direct production costs	-	-	8,493	9,251	5,958	23,702
Depreciation and depletion:
depreciation and depletion	-	-	1,070	8,240	4,713	14,023
change in inventory	-	-	100	201	385	686
Total depreciation and depletion	-	-	1,170	8,441	5,098	14,709
Royalties	-	-	140	103	35	278
Write down of inventory to NRV	-	-	-	-	365	365
Total cost of sales	$-	$-	$13,772	$20,902	$15,746	$50,420

Earnings (loss) before taxes	$(3,231)	$(2,806)	$7,588	$1,987	$(5,221)	$(1,683)
Current income tax expense (recovery)	-	-	2,333	964	(47)	3,250
Deferred income tax expense (recovery)	-	-	(50)	(3,227)	(1,367)	(4,644)
Total income tax expense (recovery)	-	-	2,283	(2,263)	(1,414)	(1,394)
Net earnings (loss)	$(3,231)	$(2,806)	$5,305	$4,250	$(3,807)	$(289)

The Exploration segment included $148 of costs incurred in Chile for the three months ended June 30, 2015 (2014 - $147).

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Six months ended June 30, 2015
Silver revenue	$-	$-	$33,886	$14,877	$14,352	$63,115
Gold revenue	-	-	5,442	16,405	13,866	35,713
Total revenue	$-	$-	$39,328	$31,282	$28,218	$98,828
Salaries, wages and benefits:
mining	$-	$-	$3,363	$2,751	$5,221	$11,335
processing	-	-	1,145	493	905	2,543
administrative	-	-	1,955	1,400	1,826	5,181
stock based compensation	-	-	80	80	80	240
change in inventory	-	-	767	77	(57)	787
Total salaries, wages and benefits	-	-	7,310	4,801	7,975	20,086
Direct costs:
mining	-	-	5,271	5,121	8,996	19,388
processing	-	-	5,087	6,115	6,173	17,375
administrative	-	-	1,254	947	1,720	3,921
change in inventory	-	-	1,809	231	(210)	1,830
Total direct production costs	-	-	13,421	12,414	16,679	42,514
Depreciation and depletion:
depreciation and depletion	-	-	4,494	5,024	9,466	18,984
change in inventory	-	-	235	67	550	852
Total depreciation and depletion	-	-	4,729	5,091	10,016	19,836
Royalties	-	-	226	139	126	491

Total cost of sales	$-	$-	$25,686	$22,445	$34,796	$82,927
Earnings (loss) before taxes	$(5,757)	$(3,553)	$13,642	$8,837	$(6,578)	$6,591
Current income tax expense (recovery)	(81)	-	3,113	1,063	35	4,130
Deferred income tax expense (recovery)	-	-	1,306	1,688	(916)	2,078
Total income tax expense (recovery)	(81)	-	4,419	2,751	(881)	6,208
Net earnings (loss)	$(5,676)	$(3,553)	$9,223	$6,086	$(5,697)	$383

	Six months ended June 30, 2014
Silver revenue	$-	$-	$34,407	$22,451	$10,321	$67,179
Gold revenue	-	-	4,663	24,975	10,957	40,595
Total revenue	$-	$-	$39,070	$47,426	$21,278	$107,774
Salaries, wages and benefits:
mining	$-	$-	$3,551	$2,730	$4,510	$10,791
processing	-	-	1,213	621	1,005	2,839
administrative	-	-	1,932	2,092	1,819	5,843
stock based compensation	-	-	95	96	96	287
change in inventory	-	-	(393)	51	(422)	(764)
Total salaries, wages and benefits	-	-	6,398	5,590	7,008	18,996
Direct costs:
mining	-	-	6,931	7,610	5,691	20,232
processing	-	-	6,740	8,853	4,101	19,694
administrative	-	-	1,366	1,294	1,503	4,163
change in inventory	-	-	(476)	378	(631)	(729)
Total direct production costs	-	-	14,561	18,135	10,664	43,360
Depreciation and depletion:
depreciation and depletion	-	-	3,285	15,005	10,458	28,748
change in inventory	-	-	225	(277)	86	34
Total depreciation and depletion	-	-	3,510	14,728	10,544	28,782
Royalties	-	-	286	223	103	612
Write down of inventory to NRV	-	-	-	-	365	365
Total cost of sales	$-	$-	$24,755	$38,676	$28,684	$92,115

Earnings (loss) before taxes	$(7,663)	$(4,974)	$14,315	$8,750	$(7,406)	$3,022
Current income tax expense (recovery)	-	-	3,730	2,440	22	6,192
Deferred income tax expense (recovery)	-	-	73	(3,328)	(3,663)	(6,918)
Total income tax expense (recovery)	-	-	3,803	(888)	(3,641)	(726)
Net earnings (loss)	$(7,663)	$(4,974)	$10,512	$9,638	$(3,765)	$3,748

The Exploration segment included $279 for the six months ended June 30, 2015 (2014 - $280) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	INCOME TAXES

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. Following the directive from the Superior Court, a final assessment by the Tax Court is expected in the second half of 2015. The Company estimates the impact of the Superior Court ruling will result in an additional tax expense of MXN 31.7 million (~USD $2.1 million) to MSCG for fiscal 2006 when the Tax Court rules on a final assessment. As of June 30, 2015, the Company estimates additional interest and penalties payable on overdue taxes by MSCG to be MXN 63.5 million (~USD $4.1 million). If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN 22.6 million (~USD $1.5 million) on the MXN 31.7 million estimated tax assessment.

Included in the Company’s condensed consolidated interim financial statements, are net assets of $240, including $42 in cash, of MSCG. Following the Tax Courts rulings, MSCG plans to approach the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of June 30, 2015, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240. The Company is currently assessing MSCG’s settlement options, however the Tax Court assessment must be received before any negotiation can be conducted or decision made.

16.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at June 30, 2015	$	$	$	$

Financial assets:
Available for sale securities	1,446	1,446	-	-
Trade receivables	2,351	2,351	-	-
Total financial assets	3,797	3,797	-	-

Financial liabilities:
Revolving credit facility	25,000	-	25,000	-
Total financial liabilities	25,000	-	25,000	-

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Fair values of financial assets and liabilities:

	As at June 30, 2015		As at December 31, 2014
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	31,780	31,780	31,045	31,045
Investments	1,446	1,446	786	786
Trade receivables	2,351	2,351	7,394	7,394
Other receivables	14,210	14,210	12,321	12,321
Total financial assets	49,787	49,787	51,546	51,546

Financial liabilities:
Accounts payable and accrued liabilities	16,019	16,019	17,408	17,408
Revolving credit facility	25,000	25,000	29,000	29,000
Total financial liabilities	41,019	41,019	46,408	46,408

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Available for sale securities (see Note 4)
•	Trade receivables (see Note 5)

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Terrence Chandler ~ Vice-President, Corporate Development
Bernard Poznanski - Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 18 -